Table of Contents

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2019

Coherix, Inc.

(Exact name of registrant as specified in its charter)

Delaware	38-3693744
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

3980 Ranchero Dr.

Ann Arbor, Michigan

(Mailing Address of principal executive offices)

(734) 922-4073

Issuer’s telephone number, including area code

COHERIX, INC.

SEMIANNUAL REPORT ON FORM 1-SA

i

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with the (1) unaudited condensed consolidated financial statements and related notes thereto included in Item 3 of this report, and (2) the audited consolidated financial statements and the related notes thereto for the year ended December 31, 2018 included in our Form 1-K. The financial statements included in this filing as of and for the six months ended June 30, 2019 are unaudited and in the opinion of management all adjustments necessary to make interim condensed consolidated statements of operations not misleading have been included.

Unless the context indicates otherwise, as used in this report, the terms “Coherix,” “we,” “us,” “our,” or “the company” refer to Coherix, Inc. and its subsidiaries taken as a whole, unless otherwise noted.

This report on Form 1-SA may contain forward looking statements, as that term is defined under the federal securities laws. Forward-looking statements include, among others, statements about our business plan, strategy and industry. These statements are often, but not always, made through the use of words or phrases such as “may,” “will,” “anticipate,” “estimate,” “plan,” “project,” “continuing,” “ongoing,” “expect,” “believe,” “intend,” “predict,” “potential,” “opportunity,” and similar words or phrases or the negatives of these words or phrases.

These forward-looking statements are based on our current assumptions, expectations and beliefs and are subject to substantial risks, estimates, assumptions, uncertainties, and changes in circumstances that may cause our actual results, performance, or achievements to differ materially from those expressed or implied in any forward-looking statement, including, among others, the profitability of the business. These statements reflect management’s current views with respect to future events and are subject to risks and uncertainties that could cause the company’s actual results to differ materially from those contained in the forward-looking statements. Because the risks, estimates, assumptions and uncertainties referred to above could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements, you should not place undue reliance on any forward-looking statements. Also, forward-looking statements represent our management’s beliefs and assumptions only as of the date of this report on Form 1-SA. You should read this report on Form 1-SA completely and with the understanding that our actual future results may be significantly different from our expectations.

Any forward-looking statement speaks only as of the date hereof, and, except as required by law, we assume no obligation and do not intend to update any forward-looking statement to reflect events or circumstances occurring after the date hereof.

Overview

The company was organized on October 30, 2003, under the laws of the State of Delaware. We have a wholly owned subsidiary in Singapore, Coherix Asia Pte. Ltd., to market Coherix semiconductor products in the Asia Pacific region, and a wholly owned subsidiary in Germany, Coherix Europe GmbH, to market Coherix products in Europe. We have a distribution agreement with Marubeni to market Coherix products in Japan. In March 2018, we began to operate a Chinese wholly foreign owned enterprise (“WFOE”) in Shanghai, China, Coherix China Inc., to market and distribute Coherix, Inc. products in China.

Since our incorporation in 2003, Coherix has been engaged primarily in the design and manufacturing of 3D machine vision products for the automotive, electronics and semiconductor industries. The company produces 3D machine vision solutions that provide “on-the-fly” inspections within tight tolerances. Our prospects must be considered in light of the uncertainties, risks, expenses, and difficulties frequently encountered by companies in their early stages of operations. We expect to incur additional net expenses over the next several years as we continue to accelerate our revenue growth.

Results of Operations

The company’s operations include Coherix, Inc., and its wholly-owned subsidiaries which include Coherix Asia Pte. Ltd., located in Singapore, Coherix Europe GmbH, located in Germany, and, since March 2018, Coherix China Inc., located in Shanghai, China.

We derive revenues primarily from the sales of our products and software to be used in manufacturing plants. The company also has a revenue licensing agreement for usage of certain intellectual property. As of June 30, 2019, we have 190 customers.

1

The company recognizes product revenue when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable, and collectability is probable. In instances where a product has to be completed based on customer specifications, revenue is deferred until tested and approved by the customer. Service and machine rental revenue is generally recognized once services are performed or based on the rental term. In the case of contracts with milestones, the company recognizes revenue for contingent consideration earned from the achievement of a substantive milestone in the entirety in the period in which the substantive milestone is achieved. The company also has a revenue licensing agreement for usage of certain intellectual property. Licensing revenue from the usage of the intellectual property is recorded based upon a third party’s use of the property, on a licensing fee per item manufactured basis.

Results of Operations for the Six Months Ended June 30, 2019 and June 30, 2018

Net Revenue

Due to timing delays related to the slowing of the global economy, net revenues were $4,860,200 for the six months ended June 30, 2019; a decrease of 15% as compared with $5,740,600 during the six months ended June 30, 2018. Predator3D sensor revenues were $2,942,300 during the six months ended June 30, 2019, a slight decrease of 0.7% compared with $2,964,500 for the same 2018 period. Robust3D revenues were $27,300 for the six months ended June 30, 2019, a decrease of 85% compared with $184,200 for the same 2018 period. Although the primary focus of the company is selling Predator 3D solutions, there was revenue generated for Robust3D during the six months ended June 30, 2019. The company’s product development efforts are concentrated on Predator3D enhancements and the next generation of Robust3D product offerings, including entry into automotive electronics with Predator3D. Other product revenue was $365,100 for the six months ended June 30, 2019, a decrease of 34% compared with $554,500 for the same period in 2018, resulting from lower volumes in the semiconductor error-proofing applications. New software products expected to be released in the fourth quarter may result in additional sales for 2019.

License fee revenue was $1,264,800 during the six months ended June 30, 2019, a decrease of 34% compared with $1,917,300 during the same 2018 period. This decrease in license fee revenue was due primarily to softness in the electronics industry thereby resulting in lower than expected sales of the customer’s electronic assembly machines. Offsetting these decreases, other revenue amounted to $260,700 during the six months ended June 30, 2019, an increase of 117% compared with $120,200 for the same 2018 period due to new R&D activity for a customer.

Cost of Revenue

Cost of revenue consists of material, labor and overhead related to our product revenue and decreased from $1,327,600 for the six months ended June 30, 2018 to $1,180,400 for the six months ended June 30, 2019. This decrease is primarily due to the volume reductions in all of the product revenue applications over the prior period. The company’s gross profit percentage based upon net revenue decreased from 76.9% for the six months ended June 30, 2018 to 75.7% for the same period in 2019. The company’s gross profit percentage based upon product revenue, which excludes licensing revenue, improved slightly to 64.6% for the six months ended June 30, 2019 to 64.1% for the same period in 2018.

Operating Expenses

Company operating expenses grew by approximately $880,000 to $4,560,700 for the first six months of 2019 compared to $3,680,300 during the first six months of 2018. Current year expense includes an increase in wages, commissions and share-based compensation, additional headcount in the U.S. to support the future projected product growth of the company, and six months of operating expenses in 2019 for the China-based WFOE versus approximately three months of costs in the 2018 period, from the inception of the WFOE on March 20, 2018 through June 30, 2018. Offsetting these increases is a decrease in royalty costs. The royalties associated with Predator3D sales totaled approximately $292,000 during the six months ended June 30, 2019 (a decrease of approximately $100,000 over the royalty expense recognized in the same 2018 period). The Predator3D royalty expense approximates 13.5% of the total Predator3D product sales through 2026 per the terms of the Predator3D program.

Operating Income (Loss)

The Company incurred an operating loss of $880,900 for the first six months of 2019 as compared to operating income of $732,700 for the first six months of 2018, or (18.1%) of revenues, down from 12.8% for the first six months of 2018.

2

Interest Expense

Interest expense increased to $898,100 for the first six months of 2019 as compared to $647,900 for the first six months of 2018 due to higher line of credit interest costs, as the company increased its borrowings under the line of credit, and the amortization of debt issuance costs incurred in late 2018. See “—Liquidity and Capital Resources – Line of Credit.”

Net Income (Loss)

The company incurred a net loss of ($1,766,900) during the first six months of 2019, compared to net income of $95,000 during the first six months of 2018.

Cash Flows for the Six Months Ended June 30, 2019 and June 30, 2018

Net Cash Provided by (Used in) Operating Activities

For the six months ended June 30, 2019, net cash provided by operating activities was $242,500, an increase over the net cash used in operating activities of ($437,100) in the comparable 2018 period. Operating cash generation resulted from a net loss of ($1,766,900) adjusted for non-cash items of $856,500, primarily consisting of depreciation, share-based compensation and amortization of debt issuance costs, and offset by net working capital changes of $1,152,900 generated primarily by the collection of accounts receivable and reducing inventory levels with a slight increase in current liabilities.

Net Cash Provided by (Used in) Investing Activities

Net cash used in investing activities for the six months ended June 30, 2019 was $25,000, a decrease over the net cash provided by investing activities of $413,500 for the comparable 2018 period. In March 2018, the $505,300 advance made to establish a Chinese subsidiary in 2017 was transferred to a WFOE and was reflected in the consolidated company cash as a result of the purchase of the WFOE. Offsetting this cash item was the purchase of property and equipment.

Net Cash Used in Financing Activities

Net cash used in financing activities for the six months ended June 30, 2019 was $244,300 as compared with $181,200 in the corresponding 2018 period. Net payments under line of credit agreements of $254,100, payments on long-term debt of $331,900 and capital lease obligations of $122,500, negatively impacted net cash flows from financing activities and were offset by the issuance of long-term debt of $450,000 and the issuance of common stock and exercise of stock options totaling $14,200.

 Liquidity and Capital Resources

As of June 30, 2019, the company had cash on hand of $209,500. Funding for the company to date has come primarily from debt.

Line of Credit

On March 13, 2019, the company entered in to an amendment to its revolving line of credit to increase the line to $5 million. As of June 30, 2019, the company had drawn down $2,280,800 under this line of credit. The line of credit is personally guaranteed by the company’s CEO. See Note 5 to the company’s unaudited condensed consolidated financial statements in the accompanying financial statements for further information.

Long-Term Debt Instruments

Since inception, the company has also funded its operations through the issuance of long-term debt instruments. At June 30, 2019, long-term debt amounted to $10,638,400 (net of unamortized debt issuance costs of $646,000), of which the current portion was $7,269,800. Convertible notes in the amount of $1,497,100 are past due. A promissory note with Volvo Group Venture Capital AB in the principal amount of $1,973,600 is past due and in default. See Note 6 to the company’s unaudited condensed consolidated financial statements in the accompanying financial statements for further information.

3

Sale Leaseback Program

The company has a sale leaseback program with North Coast Capital Corporation to fund demonstration equipment used to promote the company’s products. The company has three lease programs active with North Coast Capital Corporation with total balances due of $604,900 as of June 30, 2019 and monthly payments of $18,300.

Critical Accounting Policies

Our unaudited condensed consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States, which require us to make estimates, judgments and assumptions that affect the reported amounts of certain assets, liabilities, revenues, expenses and related disclosures and contingencies. We evaluate estimates used in preparation of our financial statements on a continual basis. There have been no significant changes to our critical accounting policies that are described in Note 2 to our consolidated financial statements included in the Coherix, Inc. Form 1-K for the year ended December 31, 2018.

Recent Accounting Pronouncements

Recent accounting pronouncements are described in Note 2 to the accompanying financial statements.

Item 2. Other Information

On September 24, 2019, the company entered into Amendment No. 8 to the Loan and Security Agreement with Crestmark Bank. The amendment reduced the line of credit from $5 million to $4 million. The amendment is filed as Exhibit 6.4 to this report.

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Item 3. Unaudited Interim Financial Statements

COHERIX, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

	June 30,	December 31,
	2019	2018
	(Unaudited)	(Note)
ASSETS

CURRENT ASSETS
Cash	$209,470	$236,080
Accounts receivable
Trade, net	1,794,050	2,197,470
Related party, net	172,520	247,480
Inventories, net	1,491,240	2,124,050
Prepaid expenses and other	273,630	300,160

Total current assets	3,940,910	5,105,240

PROPERTY AND EQUIPMENT, NET	235,770	270,180

OTHER ASSETS
Notes receivable – related parties	1,143,450	1,142,850
Accrued interest receivable – related parties	300,590	299,000
Deposits	232,770	233,970
Deferred offering costs	271,840	271,840

Total other assets	1,948,650	1,947,660

TOTAL ASSETS	$6,125,330	$7,323,080

Note: The balance sheet at December 31, 2018 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by accounting principles generally accepted in the United States for complete financial statements.

See notes to unaudited condensed consolidated financial statements.

5

COHERIX, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS (Continued)

	June 30,	December 31,
	2019	2018
	(Unaudited)	(Note)
LIABILITIES AND STOCKHOLDERS’ DEFICIT

CURRENT LIABILITIES
Line of credit	$2,280,810	$2,534,900
Current portion of long-term debt	7,269,750	6,546,150
Current portion of deferred compensation	2,621,480	2,722,870
Current portion of capital lease obligations	254,870	254,870
Accounts payable – trade	288,700	332,140
Accounts payable – related party	63,680	165,410
Accrued interest	7,184,850	6,953,930
Deposits	5,320	103,390
Preferred dividends payable	849,960	849,960
Other accrued liabilities	552,730	419,370

Total current liabilities	21,372,150	20,882,990

LONG-TERM LIABILITIES
Long-term debt, less current portion	3,368,650	3,796,430
Capital lease obligations, less current portion	350,030	472,530

Total long-term liabilities	3,718,680	4,268,960

Total liabilities	25,090,830	25,151,950

STOCKHOLDERS’ DEFICIT
Common stock, $0.001 par value, 30,000,000 authorized, and 13,163,295 and 13,156,995 shares issued and outstanding, respectively	13,160	13,160
Additional paid-in-capital	38,128,380	37,508,010
Accumulated deficit	(57,102,360)	(55,335,440)
Accumulated other comprehensive income (loss), net of income taxes of $-0-	(4,680)	(14,600)

Total stockholders’ deficit	(18,965,500)	(17,828,870)

TOTAL LIABILITIES AND STOCKHOLDERS’ DEFICIT	$6,125,330	$7,323,080

Note: The balance sheet at December 31, 2018 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by accounting principles generally accepted in the United States for complete financial statements.

See notes to unaudited condensed consolidated financial statements.

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COHERIX, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

AND COMPREHENSIVE INCOME (LOSS)

	Six Months Ended June 30,
	2019	2018
Net revenue
Product revenue	$3,334,690	$3,703,160
Licensing revenue	1,264,840	1,917,270
Other	260,710	120,210

Total net revenue	4,860,240	5,740,640

Cost of product revenue	1,180,420	1,327,620

Gross profit	3,679,820	4,413,020

Operating expense	4,560,700	3,680,330

Income (loss) from operations	(880,880)	732,690

Other income (expense):
Interest income	1,730	1,610
Interest expense	(898,140)	(647,870)
Other income, net	2,640	10,550
Net gain (loss) on foreign currency transactions	7,730	(1,940)

Total other expense, net	(886,040)	(637,650)

Income (loss) before income tax	(1,766,920)	95,040

Income tax expense	–	–

Net income (loss)	$(1,766,920)	$95,040

EARNINGS (LOSS) PER SHARE
Basic earnings (loss) per share attributable to common stockholders of Coherix, Inc.	$(0.13)	$0.01
Diluted earnings (loss) per share attributable to common stockholders of Coherix, Inc.	$(0.13)	$0.01

Weighted-average common shares outstanding
Basic	13,158,602	13,065,820
Diluted	13,158,602	14,834,439
Dividends declared per common share	$–	$–

COMPREHENSIVE INCOME (LOSS)
Net income (loss)	$(1,766,920)	$95,040
Foreign currency translation adjustment, net of income taxes of $-0-	9,920	(42,350)

COMPREHENSIVE INCOME (LOSS)	$(1,757,000)	$52,690

See notes to unaudited condensed consolidated financial statements.

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COHERIX, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF

STOCKHOLDERS’ DEFICIT

	Common Stock		Additional		Accumulated Other Comprehensive Income (Loss), Net of	Total
	Number		Paid-in	Accumulated	Income	Stockholders'
	of Shares	Amount	Capital	Deficit	Taxes	Deficit

Balance, December 31, 2017	12,973,604	$12,970	$35,164,350	$(54,690,100)	$18,360	$(19,494,420)

Share-based compensation	–	–	252,000	–	–	252,000

Exercise of stock options	63,209	60	14,740	–	–	14,800

Conversion of accrued interest into common stock	48,387	50	164,570	–	–	164,620

Exercise of warrants	6,000	10	22,490	–	–	22,500

Net income	–	–	–	95,040	–	95,040

Foreign currency translation adjustment, net of income taxes of $-0-	–	–	–	–	(42,350)	(42,350)

Balance, June 30, 2018	13,091,200	$13,090	$35,618,150	$(54,595,060)	$(23,990)	$(18,987,810)

	Common Stock		Additional		Accumulated Other Comprehensive Income (Loss), Net of	Total
	Number		Paid-in	Accumulated	Income	Stockholders'
	of Shares	Amount	Capital	Deficit	Taxes	Deficit

Balance, December 31, 2018	13,156,995	$13,160	$37,508,010	$(55,335,440)	$(14,600)	$(17,828,870)

Share-based compensation	–	–	605,570	–	–	605,570

Issuance of common stock	2,300	–	13,800	–	–	13,800

Exercise of stock options	4,000	–	1,000	–	–	1,000

Net loss	–	–	–	(1,766,920)	–	(1,766,920)

Foreign currency translation adjustment net of income taxes of $-0-	–	–	–	–	9,920	9,920

Balance, June 30, 2019	13,163,295	$13,160	$38,128,380	$(57,102,360)	$(4,680)	$(18,965,500)

See notes to unaudited condensed consolidated financial statements.

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COHERIX, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six months ended June 30,
	2019	2018
	(Unaudited)
OPERATING ACTIVITIES
Net income (loss)	$(1,766,920)	$95,040
Adjustments to reconcile net income (loss) to net cash flows from operating activities:
Depreciation and amortization	59,790	65,130
Share-based compensation	605,570	252,000
Amortization of debt issuance costs	177,690	–
Net unrealized (gain) loss on foreign currency transactions	13,410	(41,060)
Changes in assets and liabilities:
Accounts receivable	474,490	(185,150)
Inventories	632,920	(722,340)
Prepaid expenses and other current assets	26,990	(98,520)
Accrued interest receivable	(1,590)	(1,580)
Accounts payable	(145,920)	305,440
Accrued interest payable	230,920	21,950
Other accrued liabilities and deposits	36,540	(47,790)
Deferred compensation	(101,390)	(80,180)

Net cash provided by (used in) operating activities	242,500	(437,060)

INVESTING ACTIVITIES
Cash assumed upon taking control of Chinese subsidiary	–	505,280
Purchase of property and equipment	(25,000)	(91,770)

Net cash provided by (used in) financing activities	(25,000)	413,510

FINANCING ACTIVITIES
Net borrowings (payments) under line of credit agreements	(254,090)	168,300
Payments on long-term debt	(331,870)	(306,910)
Proceeds from issuance of long-term debt	450,000	30,000
Proceeds from exercise of stock options for common stock	400	12,120
Payment of accrued preferred dividends	–	(14,690)
Proceeds from issuance of common stock	13,800	–
Payments on capital lease obligations	(122,500)	(70,000)

Net cash used in financing activities	(244,260)	(181,180)

Effect of exchange rate changes on cash	150	(1,140)

NET CHANGE IN CASH	(26,610)	(205,870)

CASH, Beginning of Period	236,080	900,660
CASH, End of Period	$209,470	$694,790

See notes to unaudited condensed consolidated financial statements.

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COHERIX, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

	Six months ended June 30,
	2019	2018
	(Unaudited)
SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid during the period for:
Interest	$489,530	$448,860
Income taxes	$–	$–

SUPPLEMENTAL NONCASH INVESTING AND FINANCING ACTIVITIES
Conversion of accrued interest into common stock	$–	$164,620
Long-term debt used to exercise warrants	$–	$22,500
Notes receivable issued to exercise stock options for common stock	$600	$2,500
Deferred compensation used to exercise stock options for common stock	$–	$180

See notes to unaudited condensed consolidated financial statements.

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COHERIX, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – BUSINESS AND OPERATIONS

Coherix, Inc. and Subsidiaries (the “Company”) is primarily engaged in the design and manufacturing of 3-D vision products for the automotive and semiconductor industries in North America, Europe, and Asia. Among the products offered, the Company produces digital holographic imaging and 3-D imaging technologies and related equipment that provide “on-the-fly” measurements within very tight tolerances.

The Company has incurred historical losses, and current liabilities exceed current assets at June 30, 2019, with the majority of the current liabilities tied to maturing long-term notes which have been a primary funding mechanism. The Company’s revenue decreased, and operating expenses were impacted by the continued startup of the new operations in China, increased wages and share-based compensation, and additional headcount in the U.S., resulting in a net loss during the six months ended June 30, 2019.

On November 5, 2018, the Company filed an offering statement on Form 1-A with the Securities Exchange Commission (“SEC”) with respect to an offering (the “Offering”) of up to $15 million in common shares for a price of $6.00 per share. The offering statement was qualified by the SEC on February 11, 2019.

As of June 30, 2019, the Company holds certain liabilities that are in default or otherwise past due. These unsecured liabilities include certain notes payable, convertible notes payable, deferred compensation owed to employees, and accrued interest due to creditors and employees related to the aforementioned liabilities, all of which total approximately $14,500,000. Given the nature of these obligations, the Company has previously been successful in extending the maturity dates of these various instruments in order to avoid immediate payment. As these items are unsecured, the Company does not anticipate that the creditors would take any action against the Company.

While the Company has instituted measures to preserve cash and secure additional financing, there are uncertainties as to the success of such measures. Management realizes that the combination of these uncertainties casts substantial doubt upon the Company’s ability to continue as a going concern within one year from issuance of these financial statements. In response, the Company plans to:

1.	Continue the recent initiatives to generate profitable growth leading to positive operating cash flow generation
2.	Continue to pursue opportunities to complete a new long-term debt facility with a portion of the funds anticipated to retire maturing long-term notes
3.	Raise up to $15 million of equity capital through the Offering

Having considered the above, management of the Company continues using the going concern basis in preparing the consolidated financial statements.

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COHERIX, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SummarY of Significant Accounting Policies

Basis of Presentation and Principles of Consolidation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial information and with the instructions to Form 1-SA. Accordingly these financial statements do not include all of the information and footnotes required by U.S. GAAP for annual financial statements.

In our opinion, the accompanying financial statements include all adjustments of a normal, recurring nature considered necessary for a fair presentation of our financial position as of June 30, 2019 and the results of operations for the six months ended June 30, 2019 and 2018. Results of operations for the six months ended June 30, 2019 are not necessarily indicative of the results that may be expected for the year ending December 31, 2019.

For further information, refer to the consolidated financial statements and footnotes thereto included in the Coherix, Inc. Form 1-K for the year ended December 31, 2018.

The consolidated financial statements for the six months ended June 30, 2019 and 2018 include the operating results of Coherix, Inc. and its subsidiaries for the six months ended June 30, 2019 and 2018, except for Coherix China Inc. which is only included since March 20, 2018, the date on which ownership was transferred to the Company.

Use of Estimates

Management is required to make certain estimates and assumptions under U.S. GAAP that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Accounts Receivable

The Company transacts business with companies on an open credit basis. The Company’s trade accounts receivable are generally uncollateralized. The Company carries its accounts receivable at invoiced amount. The Company's policy is not to accrue interest on past due accounts receivable. The Company periodically reviews accounts receivable for collectability and establishes reserves for accounts when the Company considers amounts uncollectible. Balances that remain outstanding after the Company has used reasonable collection efforts are written off. Trade accounts receivable are stated net of an allowance for doubtful accounts of $14,240 at June 30, 2019 and December 31, 2018. Related party accounts receivable are stated net of an allowance for doubtful accounts of $32,620 at June 30, 2019 and December 31, 2018.

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COHERIX, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Inventories

Inventories consist of components used in manufacturing and assembling machines and are stated at the lower of cost or net realizable value with cost being determined using the first-in, first-out method. Maintenance, operating and office supplies are not inventoried, but are charged to expense when purchased. Management has deemed it impracticable to track inventories by classes of raw materials, work-in-process and finished goods. The reserve for potentially obsolete inventory totaled $11,080 and $63,420 as of June 30, 2019 and December 31, 2018, respectively.

Income Taxes

At June 30, 2019 and December 31, 2018, there were no uncertain tax positions for which a reserve or liability is necessary and no undistributed earnings of foreign subsidiaries as Coherix Asia Pte. Ltd., Coherix Europe GmbH, and Coherix China Inc., each had an accumulated deficit.

Revenue Recognition

The Company recognizes product revenue when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable, and collectability is probable. In instances where a product has to be completed based on customer specifications, revenue is deferred until tested and approved by the customer. Service and machine rental revenue is generally recognized once services are performed or based on the rental term. Cash payments received in advance for product sales, services or machine rental are recorded as deposits.

In the case of contracts with milestones, the Company has an accounting policy of recognizing revenue for contingent consideration earned from the achievement of a substantive milestone in its entirety in the period in which the substantive milestone is achieved. Substantive milestone payments are recognized upon achievement of the milestone only if all of the following conditions are met: the milestone payment relates solely to past performance, the milestone payments are non-refundable; achievement of the milestone involves a degree of risk and was not reasonably assured at the inception of the arrangement; substantive effort is involved in achieving the milestone; the amount of the milestone is reasonable in relation to the effort expended or the risk associated with achievement of the milestone; and a reasonable amount of time passes between the execution of the contract and the first milestone payment as well as between each subsequent milestone payment. If any of these conditions are not met, the milestone payments are deferred and recognized as revenue over the term of the arrangement as the performance obligations are completed.

The Company also has a revenue licensing agreement for usage of certain intellectual property. Licensing revenue from the usage of the intellectual property is recorded based upon a third party’s use of the property, on a licensing fee per item manufactured basis.

13

COHERIX, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Share-Based Compensation

Share-based compensation represents the cost related to stock-based awards granted to employees or consultants. The Company measures share-based compensation based on the estimated fair value of the award on the grant date, which is recognized as expense on a straight-line basis over the requisite service period for awards that vest over time. The Company estimates the fair value of stock options using the Black-Scholes valuation model. During the six months ended June 30, 2019, the Company granted 278,000 options, of which 148,000 options had an exercise price of $1 per share and 130,000 options had an exercise price of $4 per share.

Foreign Operations

The consolidated financial statements include the operations of Coherix Asia Pte. Ltd., Coherix Europe GmbH, and Coherix China Inc. Included in the consolidated statements of operations and comprehensive income (loss) is net sales of approximately $1,878,000 and $884,000, and net losses of approximately $142,000 and $132,000, for the six months ended June 30, 2019 and 2018, respectively, which related to these foreign subsidiaries. The consolidated balance sheet included total assets of approximately $1,755,000 and $1,202,000 at June 30, 2019 and December 31, 2018, respectively, which related to these foreign subsidiaries.

Computation of EPS

Basic and diluted earnings (loss) per share (“EPS”) are computed by dividing net income (loss) attributable to common stockholders by the weighted-average common shares outstanding in the period. Diluted EPS is computed by giving effect to all potentially dilutive securities that are outstanding, and excludes the effects of any potentially antidilutive securities. The number of shares related to options, warrants, and convertible debt included in diluted EPS is based on the treasury stock or if-converted methods, as applicable.

Recent Accounting Pronouncements – Not Yet Adopted

Under Section 107 of the Jumpstart Our Business Startups Act of 2012, the Company is permitted to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the “Securities Act”) for complying with new or revised accounting standards. This permits the Company to delay adoption of certain accounting standards until those standards would otherwise apply to private companies. The Company has elected to use the extended transition periods provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date the Company (i) is no longer an emerging growth company or (ii) affirmatively and irrevocably opts out of the extended transition period provided in the Section 7(a)(2)(B). By electing to extend the transition period for complying with new or revised accounting standards, these condensed consolidated financial statements may not be comparable to companies that adopt accounting standards updates upon the public business entity effective dates.

14

COHERIX, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recent Accounting Pronouncements – Not Yet Adopted (continued)

In May 2014, the FASB issued ASU 2014-09, “Revenue from Contracts with Customers” (“ASU 2014-09”), which provides guidance for the recognition, measurement and disclosure of revenue resulting from contracts with customers and will supersede virtually all of the current revenue recognition guidance under U.S. GAAP. The FASB has also issued a number of updates to this standard. This ASU is effective for the Company for fiscal years beginning after December 15, 2018 and interim periods within fiscal years beginning after December 15, 2019. The Company is currently evaluating the impact of this standard and does not expect the adoption of this standard will have a material impact on its consolidated financial statements.

In August 2016, the FASB issued ASU 2016-15, “Classification of Certain Cash Receipts and Cash Payments (Topic 230): Statement of Cash Flows” (“ASU 2016-15”), which clarifies how entities should classify certain cash receipts and cash payments on the statement of cash flows. ASU 2016-15 also clarifies how the predominance principle should be applied when cash receipts and cash payments have aspects of more than one class of cash flows. This ASU is effective for the Company for fiscal years beginning after December 15, 2018 and interim periods within fiscal years beginning after December 15, 2019. The Company does not expect adoption of this standard to have a material impact on its consolidated financial statements.

In February 2016, the FASB issued ASU 2016-02, “Leases (Topic 842)” (“ASU 2016-02”) which requires that all leases be reflected on the balance sheet as assets and liabilities for the rights and obligations created by these leases. This ASU 2016-02 is effective for the Company for fiscal years beginning after December 15, 2019 and interim periods within fiscal years beginning after December 15, 2020. However the FASB voted to propose delaying the effective date of ASU 2016-02, and it is expected that the effective date will be delayed an additional year. The Company is currently evaluating the impact that this standard will have on its consolidated financial statements.

15

COHERIX, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share:

	Six months ended June 30,
	2019	2018
Basic earnings (loss) per share
Net income (loss) attributable to common stockholders	$(1,766,920)	$95,040

Weighted-average common shares outstanding	13,158,602	13,065,820

Basic earnings (loss) per share	$(0.13)	$0.01

Diluted earnings (loss) per share
Net income (loss) attributable to common stockholders - diluted	$(1,766,920)	$95,040

Weighted-average common shares outstanding - basic	13,158,602	13,065,820
Dilutive effect of stock options, warrants, and convertible debt	–	1,768,619

Weighted-average common shares outstanding - diluted	13,158,602	14,834,439

Diluted earnings (loss) per share	$(0.13)	$0.01

There were 2,498,497 and 366,801 weighted-average shares of common stock equivalents related to stock options, warrants and convertible debt which are anti-dilutive and therefore are not included in the computation of the weighted-average number of diluted shares shown above for the six months ended June 30, 2019 and 2018, respectively.

NOTE 4 – NOTES RECEIVABLE – RELATED PARTIES

At June 30, 2019 and December 31, 2018, the Company had 33 notes receivable from stockholders with balances totaling $936,410. As these notes are no longer interest bearing, there was no interest income related to these notes for the six months ended June 30, 2019 and 2018. These notes can be extended at the Company’s option and are classified as long-term assets. The Company has the ability, and intends, to offset these notes receivable with deferred compensation liabilities owed to these related parties. At June 30, 2019 and December 31, 2018, accrued interest receivable related to these notes amounted to $295,070.

At June 30, 2019 and December 31, 2018, the Company had 14 and 13 notes receivable from stockholders with balances totaling $207,040 and $206,440, respectively. These notes were entered into during 2019, 2018 and 2017. One of these notes totaling $90,000 bears no interest, and 13 of these notes totaling $117,040 bear interest at 2.75%. These notes can be extended at the Company’s option and are classified as long-term assets. The Company has the ability, and intends, to offset these notes receivable with deferred compensation liabilities owed to these related parties. At June 30, 2019 and December 31, 2018, accrued interest receivable related to these notes amounted to $5,520 and $3,930. Related party interest income from these notes amounted to $1,590 and $1,580 for the six months ended June 30, 2019 and 2018, respectively.

16

COHERIX, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 – LINE OF CREDIT

The Company is party to a credit agreement under which the Company may borrow up to $5,000,000. During the six months ended June 30, 2019, the Company amended certain terms of this line and was required to make monthly principal payments of $250,000 through March 15, 2020. Subsequent to June 30, 2019, the Company amended its line of credit to reduce the amount available for borrowing to $4,000,000 and reduce the required monthly principal payments to $83,000. The Company may borrow on this line based on eligible accounts receivable, as defined in the credit agreement. The line is due on demand, with interest due monthly at prime plus 2% per annum, but never less than 7.5% (effective rate of 7.5% at June 30, 2019). The balance on the line was $2,280,810 and $2,534,900 at June 30, 2019 and December 31, 2018, respectively. The Company is required to pay an annual fee of 1% of the maximum allowable borrowings, a monthly maintenance fee ranging from 0.45% to 0.65% of the average outstanding monthly balance, an additional monthly maintenance fee of 0.55% of the average outstanding monthly balance of advances made on foreign accounts receivable, and a 2% fee of the maximum allowable borrowings in the event of default, as defined in the credit agreement. The Company is required to pay interest and monthly maintenance fees on a $750,000 minimum outstanding balance. This line of credit is personally guaranteed by the chief executive officer of the Company, who is also a stockholder of the Company.

NOTE 6 – LONG-TERM DEBT

At June 30, 2019 and December 31, 2018, long-term debt consists of the following:

	June 30,	December 31,
	2019	2018
Convertible notes payable with principal, and interest ranging from 4% to 10%, due at maturity. These convertible notes are all past due. Approximately 28% of these convertible notes are with related parties.	$1,497,090	$1,497,090

Note payable with principal payments of $200,000 plus 2.2% interest due quarterly starting December 31, 2015. The note is past due and in default.	1,973,630	1,973,630

Related party notes payable with principal balances due at maturity, and 10% interest payable at various times, depending on each respective note. These notes matured in June 2019, are in default, and are unsecured.	151,390	151,390

Notes payable with 4% interest due quarterly for the first two years, and principal and interest due quarterly during years three through seven. Maturity dates range from July 2019 to January 2024. These notes are unsecured. Approximately 38% of these notes are with related parties.	275,510	407,850

Notes payable with the principal balances due at maturity, and 4% interest due quarterly. Maturity dates range from August 2018 to December 2020. At June 30, 2019, $1,000,000 of these notes were past due. These notes are unsecured. Approximately 20% of these notes are with related parties.	2,500,000	2,500,000

17

COHERIX, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 – LONG-TERM DEBT (Continued)

	June 30,	December 31,
	2019	2018
Notes payable with the principal balances due at maturity, and 8% interest due monthly. These notes mature in 2021 and are unsecured. Approximately 80% of these notes are with related parties	3,230,360	3,230,360

Notes payable with either, principal payments due monthly and a balloon payment due at maturity, or the entire principal balance due at maturity. Interest at 10% is due monthly. Those notes with monthly principal payments totaling $39,800 were paid off in August 2019. Those notes with balloon payments due at maturity totaling $145,300 matured in September 2019 and, as of the date of this report, are past due, in default and unsecured. Approximately 89% of these notes are with related parties.	184,200	306,780

Related party notes payable with the principal balance due at maturity, and 16% interest due monthly. These notes mature in October 2019 and February 2020 and are unsecured.	830,000	380,000

Note payable with principal payments due quarterly. Interest at 10% is due at maturity. This note matured in September 2019. As of the date of this report, this note is past due and in default. This note is collateralized by a licensing revenue contract.	429,470	454,740

Notes payable with the principal balances due at maturity and 10% interest due monthly. These notes mature in 2020. Approximately 79% of these notes are with related parties.	190,000	190,000

Note payable with monthly principal payments and 16% interest due monthly. This note was paid in August 2019.	16,660	66,670

Related party note payable with principal payments and 8% interest due monthly. This note matures in 2021 and is unsecured.	6,110	7,780

	11,284,420	11,166,290
Less: unamortized debt issuance costs	(646,020)	(823,710)
	10,638,400	10,342,580
Less: current portion of long-term debt	(7,269,750)	(6,546,150)

	$3,368,650	$3,796,430

During the six months ended June 30, 2018, a creditor with accrued interest totaling $164,620 converted the accrued interest into 48,387 common shares.

18

COHERIX, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 – LONG-TERM DEBT (Continued)

No beneficial conversion feature discount was applied to the convertible notes payable as the conversion features had no intrinsic value at the date of each respective issuance or amendment to terms. Each creditor can convert the entire principal balance of its convertible note to shares of the Company’s common stock at conversion prices ranging from $2.50 to $6.25 per common share. As of June 30, 2019, the conversion prices and the related note face amounts are as follows:

Conversion Price at June 30, 2019	Face Amount of Notes

2.50	$322,290
4.55	825,000
5.00	50,000
6.25	299,800

$1,497,090

NOTE 7 – ACCRUED INTEREST

Under the terms of the Company’s line of credit discussed in Note 5, long-term debt arrangements discussed in Note 6, and deferred compensation arrangements, the Company has accrued interest. Accrued interest includes current and past due amounts. Therefore, total accrued interest is reflected as a current liability in the June 30, 2019 consolidated balance sheet. See Note 10 for additional discussion.

At June 30, 2019, approximately $4,400,000 of accrued interest was frozen and was no longer accruing compounded interest, and approximately $2,400,000 of accrued interest was accruing compounded interest at rates ranging from 4% to 10%. The remaining accrued interest is being paid in accordance with payment terms as described in Note 6.

As of June 30, 2019 and December 31, 2018, accrued interest owed to related parties totaled approximately $4,800,000 and $4,700,000, respectively. Interest expense to related parties totaled approximately $257,000 and $264,000 for the six months ended June 30, 2019 and 2018, respectively.

NOTE 8 – COMMITMENTS AND CONTINGENCIES

Concentration, Credit, and Market Risks

Revenue from the Company’s largest customer accounted for approximately 29% and 36% of net revenue for the six months ended June 30, 2019 and 2018, respectively. Approximately 14% of accounts receivable is related to this customer at both June 30, 2019 and December 31, 2018. This revenue consists of royalties from a licensing agreement for usage of certain intellectual property. The rest of the Company’s revenue relates to sales of machines, parts, or related services.

19

COHERIX, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 – COMMITMENTS AND CONTINGENCIES (Continued)

Concentration, Credit, and Market Risks (Continued)

The Company sells its products and services in domestic and international markets. Ongoing credit evaluations of its customers are performed and, generally, the Company does not require collateral. Losses have historically been insignificant.

For the six months ended June 30, 2019 and 2018, approximately 71% and 56% of net revenue are from customers located in foreign countries in North America, Europe, and Asia.

The Company from time to time may maintain cash balances with financial institutions in excess of insured limits. Management has deemed this as a normal business risk. Depository institutions are selected by management based on their review of the financial stability of the institutions.

Contingencies

From time to time, the Company could be involved in various litigation matters arising in the ordinary course of business. There are no matters, individually or in aggregate, that are currently material to the Company.

Predator Programs

Under the Predator Programs (the “Program”) discussed below, during the six months ended June 30, 2019 and 2018, the Company incurred expense of $292,310 and $391,340 on Predator product sales of $2,164,300 and $2,897,500, respectively. As further described below, the Company will be required to pay royalties under the Program through 2026. The Program has been closed to new participants.

Predator Royalty With Stock Investment Program

Under the Program, investors agreed to pay cash to purchase common stock with a right to receive royalties under the Program. Under the Program, two $2,000,000 pools were established for certain investors who acquire common stock for cash or through conversion of debt. For 10 years, commencing on the date of the first shipment for the sale of a Predator unit, each $2,000,000 pool is entitled to receive 5% of the revenue from Predator product sales. The royalties are deposited into the royalty pool and are paid quarterly to investors based on each investor’s respective interest in each respective pool.

As of both June 30, 2019 and December 31, 2018, pool 1 was filled with $2,000,000 of common stock purchases, and pool 2 was filled with $332,870 of common stock purchases.

20

COHERIX, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 – COMMITMENTS AND CONTINGENCIES (Continued)

Predator Programs (Continued)

Predator Royalty Opportunity Pools

Also under the Program, certain investors with accrued interest balances agreed to forfeit their right to payment for the opportunity to enter the Program. Under the Program, three pools of participating interests were created. Two $2,000,000 pools were established for investors and employees that agreed to forgive the accrued interest owed to them by the Company or forfeit a portion of salaries or consulting fees. Another $200,000 pool was established for employees that agreed to forfeit a portion of their salary. For 10 years, commencing on the date of the first shipment for the sale of a Predator unit, each $2,000,000 pool is entitled to receive 5% of the revenue from Predator product sales and the $200,000 pool is entitled to receive 0.5% of the revenue from Predator product sales. The royalties are deposited into the royalty pool and are paid quarterly to participants based on each participant’s respective interest in the respective pool.

As of both June 30, 2019 and December 31, 2018, pool 1 was filled with $2,000,000 of forgiven accrued interest, pool 2 was filled with $856,710 of forgiven accrued interest, forfeited salaries, and consulting fees, and pool 3 was filled with $199,520 of forfeited salaries.

Predator Team Member Pool

Also under the Program, one pool was established for employees as a bonus. Under this pool, each employee is entitled to 2% of the pool royalties. For 10 years, commencing on the date of the first shipment for the sale of a Predator unit, the pool is entitled to receive 0.125% of the revenue from Predator product sales. The royalties are deposited into the royalty pool and are paid quarterly to employees at a rate of 2% per employee.

As of both June 30, 2019 and December 31, 2018, this pool was filled with 29 employees.

NOTE 9 – RELATED PARTY TRANSACTIONS

During the six months ended June 30, 2019 and 2018, the Company had product revenue from a related party through common ownership of approximately $45,150 and $92,400, respectively. The Company also had product revenue from its Chinese Affiliate of approximately $-0- and $600,400, respectively. Related to these transactions, the Company had net accounts receivable due from related parties totaling $172,520 and $247,480 at June 30, 2019 and December 31, 2018, respectively.

The Company had accounts payable due to employees and related parties through common ownership totaling $63,680 and $165,410 at June 30, 2019 and December 31, 2018, respectively.

In addition, as discussed in Note 4, at June 30, 2019 and December 31, 2018, the Company had notes receivable and accrued interest due from stockholders. As discussed in Note 6 and 7, the Company had various note payables and accrued interest due from stockholders.

21

COHERIX, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 – SUBSEQUENT EVENTS

The Company has performed a review of events subsequent to June 30, 2019 through September 30, 2019. Any effect of subsequent events on these consolidated financial statements has been included as appropriate.

Subsequent to June 30, 2019 as discussed in Note 5, the Company amended its line of credit to reduce the amount available for borrowing from $5,000,000 to $4,000,000 and reduce the required monthly principal payments from $250,000 to $83,000.

Subsequent to June 30, 2019, the Company initiated discussions with certain debt and deferred compensation accrued interest holders to extend the payment terms of their respective accrued interest that is past due. As of the date of this report, the payment of approximately $1,450,000 of accrued interest has been extended until October 2024.

The Company is in the process of raising $15 million in capital through the Offering as discussed in Note 1.

22

Item 4. Exhibits

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated below.

Exhibit Number	Description

2.1	Amended and Restated Certificate of Incorporation, as amended (1)
2.3	Bylaws (2)
3.1	Amended and Restated Investors’ Rights Agreement, dated July 23, 2018, by and among Coherix, Inc., Xintai US Investment LLC and Dwight D. Carlson (3)
4	Form of Subscription Agreement (4)
6.1	Technical Collaboration and License Agreement, dated March 28, 2012, by and between Coherix, Inc. and Panasonic Factory Solutions Co., Ltd., as amended (5)
6.2	Loan and Security Agreement dated August 19, 2016, between Crestmark Bank, Coherix, Inc. and Dwight D. Carlson, as amended (6)
6.3	Amendment No. 7 to Loan and Security Agreement dated March 13, 2019 between Crestmark Bank, Coherix, Inc. and Dwight D. Carlson, as amended (7)
6.4	Amendment No. 8 to Loan and Security Agreement dated September 24, 2019 between Crestmark Bank, Coherix, Inc. and Dwight D. Carlson, as amended

_____________________

(1)	Filed as an exhibit to the Coherix, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10918) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1311874/000168316818003223/coherix_1a-ex0201.htm
(2)	Filed as an exhibit to the Coherix, Inc. Current Report on Form 1-U (Commission File No. 024-10918) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1311874/000168316819000456/coherix_ex0202.htm
(3)	Filed as an exhibit to the Coherix, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10918) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1311874/000168316818003223/coherix_1a-ex0301.htm
(4)	Filed as an exhibit to the Coherix, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10918) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1311874/000168316818003756/coherix_1aa1-ex0401.htm
(5)	Filed as an exhibit to the Coherix, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10918) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1311874/000168316818003756/coherix_1aa1-ex0601.htm
(6)	Filed as an exhibit to the Coherix, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10918) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1311874/000168316818003223/coherix_1a-ex0602.htm
(7)	Filed as an exhibit to the Coherix, Inc. Current Report on Form 1-U (Commission File No. 024-10918) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1311874/000168316819000677/coherix_1u-ex0603.htm

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Ann Arbor, Michigan, on September 30, 2019.

Coherix, Inc.

By /s/ Dwight D. Carlson
Dwight D. Carlson, Chief Executive

Pursuant to the requirements of Regulation A, this report has been signed below by the following person on behalf of the issuer and in the capacities and on the date indicated.

/s/ Dwight D. Carlson

Dwight D. Carlson, Chief Executive Officer,

Chairman of the Board of Directors, Acting CFO

Date: September 30, 2019

/s/ Michael Schneider

Michael Schneider, Principal Accountant

Date: September 30, 2019

/s/ Jun Ni

Jun Ni, Director

Date: September 30, 2019

/s/ Philip Rice II

Philip Rice II, Director

Date: September 30, 2019

/s/ Robert A. Smith

Robert A. Smith, Director

Date: September 30, 2019

/s/ Jinyang Wen

Jinyang Wen, Director

Date: September 30, 2019

/s/ James K. West

James K. West, Director

Date: September 30, 2019

24